BTQ Technologies and ICTK Sign Memorandum of Understanding to Advance Quantum-Secure Hardware Solutions

● BTQ Technologies and ICTK Sign MOU: The companies will explore joint development of quantum-secure hardware solutions, combining BTQ's cryptographic expertise with ICTK's secure chip technologies.

● Focus Areas Include Cold Wallets and Embedded Security: Collaboration will assess the co-creation of secure cold wallets, integration of BTQ's CASH architecture, and applications in digital identity and IoT.

● Strengthening Hardware Against Quantum Threats: By combining post-quantum cryptography with hardware-based protections like PUF, the partnership aims to deliver advanced security for devices in a post-quantum world.

Vancouver, British Columbia, May 27, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the signing of a Memorandum of Understanding (MOU) with ICTK Co., Ltd. ("ICTK"), a South Korea-based pioneer in hardware- level security technologies. Through this strategic collaboration, the two companies will explore the joint development of next-generation hardware systems designed to be secure in the age of quantum computing.

The agreement outlines plans to explore cold wallet and embedded device security solutions that bring together BTQ's deep expertise in post-quantum cryptography (PQC) with ICTK's experience in secure chip technologies, including Physical Unclonable Functions (PUF) and PQC integration at the hardware level.

Strengthening the Future of Device Security

The collaboration will focus on combining complementary strengths in cryptography and hardware design, centered around three key areas of innovation:

Post-Quantum Cryptography(PQC)

As quantum computing advances, many of today's encryption methods will become vulnerable. PQC is a new class of cryptographic algorithms designed to remain secure even against quantum- level attacks. BTQ is a specialist in this field, and ICTK is exploring how to bring these protections directly into hardware to help ensure secure communications, data storage, and transactions well into the future.

Physical Unclonable Functions (PUF)

PUF technology turns every silicon chip into a unique, unreplicable fingerprint by leveraging tiny, random variations from the manufacturing process. This identity can be used to verify devices and generate cryptographic keys without ever storing them-greatly reducing the risk of hacking.

ICTK applies this technology to secure chips used in finance, digital ID, and Internet-of-Things (IoT) devices.

BTQ's CASH Architecture

CASH is BTQ's proprietary cryptographic accelerator, purpose-built to handle complex, quantum- safe algorithms quickly and efficiently. The companies will explore integrating this architecture into ICTK's hardware platforms to enhance both security and performance.

Areas of Collaboration

● Co-developing a quantum-secure cold wallet for storing digital assets.

● Embedding BTQ's CASH architecture into ICTK's secure chipsets.

● Exploring opportunities across digital identity, IoT security, and quantum-resilient financial infrastructure.

"Our partnership with ICTK is a significant step toward delivering secure, scalable, and future-proof hardware," said Olivier Roussy Newton, CEO of BTQ Technologies. "Together, we aim to build the backbone of quantum-secure systems across industries that rely on trusted devices."

"This is an important step toward building a quantum-secure future," said Jungwon Lee, CEO of ICTK. "Together with BTQ, we look forward to combining our innovations to bring new security solutions to market."

About ICTK Co., Ltd.

ICTK is a South Korea-based semiconductor security company specializing in hardware-based authentication and cryptographic solutions. The company is known for its implementation of Physical Unclonable Function (PUF) technology and integration of post-quantum cryptographic standards into secure chip designs. ICTK's solutions are deployed across sectors including finance, digital identity, mobility, and IoT, enabling secure and scalable infrastructure for a digitally connected future.

http://en.ictk.com/

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.